Exhibit 99.1

Pan American Silver provides update on the Navidad project

VANCOUVER, Sept. 13, 2016 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAA) (the "Company", or "Pan American") confirmed that its Chairman, Mr. Ross Beaty, met today with the President of Argentina, Mr. Mauricio Macri, during the Argentina Business and Investment Forum in Buenos Aires.

During their meeting, Mr. Macri and Mr. Beaty discussed the prospects of the mining industry in Argentina, including the Company's Navidad project, located in the province of Chubut, which is one of the largest undeveloped silver deposits in the world.

Pan American is very encouraged with the policies that have been introduced by Mr. Macri's administration to make Argentina an attractive place for local and foreign investments.

Under a favorable investment and legal framework in Argentina, Pan American remains committed to the safe and environmentally responsible development of this world class silver deposit.

Current laws in Chubut, however, prohibit open pit mine development. As such, Pan American has made no investment or construction decision on the Navidad project. Before any investment decision would be considered by the Company, existing provincial laws would have to be reformed and Pan American would have to obtain all required permits, as well as update the technical and economic analysis of the project.

About Pan American Silver

Pan American Silver Corp. is one of the largest primary silver producers in the world. We own and operate seven mines in Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in the USA, Mexico, Peru and Argentina. Our mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.  The Company is headquartered in Vancouver, B.C. and our shares trade on NASDAQ (PAAS) and the Toronto Stock Exchange (PAA).

For more information, visit our website at: www.panamericansilver.com

Cautionary Note Regarding Forward-looking Statements and Information

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information include, but are not limited to: the reform of laws restricting mine development in Chubut province, Argentina; the receipt of permits for the development of the Navidad project; an updated technical and economic analysis of the Navidad project; and an investment and construction decision by the Company on the Navidad project.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metals prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); adequate insurance, or inability to obtain insurance, to cover these risks and hazards; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental laws and regulations; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in the Company's most recent Form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements and information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements and information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information: Siren Fisekci, VP, Investor Relations & Corporate Communications; Kettina Cordero, Manager, Investor Relations, Ph: 604-684-1175, ir@panamericansilver.com

CO: Pan American Silver Corp.

CNW 19:00e 13-SEP-16